EXHIBIT 99.1

VIZSLA SILVER PROVIDES UPDATE ON AT-THE-MARKET EQUITY PROGRAM

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, April 28, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announced today that it has updated its previously-announced at-the-market equity program (the "ATM Program") to offer and sell up to US$200 million of common shares of the Company ("Common Shares") to the public, from time to time, through the Agents (as defined below).

"Vizsla Silver remains well-positioned to advance Panuco towards development", commented Michael Konnert, President and CEO.  "The updated at-the-market equity plan simply provides additional optionality to add to a strong balance sheet, as we continue to de-risk the Panuco Project and deliver on development milestones."

Sales of Common Shares, if any, will be made pursuant to the terms of an equity distribution agreement dated April 28, 2025 (the "Equity Distribution Agreement") among the Company and Canaccord Genuity and CIBC Capital Markets, as lead agents, and National Bank Financial and BMO Capital Markets (collectively, the "Agents"), on the Toronto Stock Exchange and the NYSE American, and/or any other marketplace for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The sales of Common Shares under the ATM Program, if any, will be determined in the Company's sole discretion, and at the market price prevailing at the time of each sale.

The offering of Common Shares under the ATM Program is being made pursuant to a prospectus supplement dated April 28, 2025 (the "Prospectus Supplement") to the Company's final short form base shelf prospectus filed in all provinces and territories of Canada dated April 25, 2025 (the "Base Shelf Prospectus"), and pursuant to a prospectus supplement dated April 28, 2025 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") (File No. 333-286322) filed with the United States Securities and Exchange Commission on April 25, 2025 (collectively, the Prospectus Supplement, Base Shelf Prospectus, U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement, the "Offering Documents").

The Company intends to use the net proceeds from the ATM Program, if any, to fund ongoing work programs to advance the Panuco Project, for working capital and for general corporate purposes.

The ATM Program will be effective until the earlier of the date on which (i) the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program have been completed, and (ii) the receipt issued for the Base Shelf Prospectus ceases to be effective, unless earlier terminated prior to such date by the Company or the Agents in accordance with the terms of the Equity Distribution Agreement.

Concurrent with entering into the Equity Distribution Agreement, the Company's previously announced at-the-market equity distribution agreement dated September 13, 2024 was terminated.

The Prospectus Supplement, the Base Shelf Prospectus and the Equity Distribution Agreement are available at www.sedarplus.ca and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting: Canaccord Genuity Corp., Suite 2100, 40 Temperance Street, Toronto, Ontario M5H 0B4 or by email at ecm@cgf.com.

Potential investors should read the Offering Documents before making an investment decision. Such documents contain important information about the ATM Program.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the issuance, sale and distribution of Common Shares pursuant to the ATM Program, including the price, volume and timing of any distributions; the intended use of net proceeds from the ATM Program, if any; and other statements that are not historical facts.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; the Company's ability to restart field work in a timely manner; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 09:20e 28-APR-25